CrowdCheck Law LLP

700 12 Street, Suite 700

Washington DC 20005

James Lopez

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

August 3, 2021

Re:	Seismic Capital Company

Amendment No. 4 to Offering Statement on Form 1-A

Filed June 9, 2021

File No. 024-11376

Dear Mr. Lopez:

We acknowledge receipt of comments in your letter of June 24, 2021 and your comment from our phone conversation on July 6, 2021 regarding the Offering Statement on Form 1-A of Seismic Capital Company (the “company”). We appreciate your thoughtful attention to the Company’s Offering Statement. We have set out our responses to the Staff’s comments below.

Amendment No. 4 to Form 1-A filed June 9, 2021

General

1. We note your response to comment 1 that your business purpose is to operate as an incubator of early-stage companies in the digital space and that you plan to disclose details regarding prospective acquisitions during the offering period. Please provide us a more specific analysis detailing how you meet eligibility requirements of Rule 251(b)(3). Tell us why you believe an "incubator" is significantly different from planning to merge with or acquire an unidentified company or companies. In this regard, we note your business plan includes the possibility of acquiring unidentified companies if you do not acquire any of the three currently-identified LOI companies.

Further to our conference call of July 12, 2021 with the Staff, the company has determined to identify the prospective companies it will acquire. The company has identified 14 companies, and has modified the Offering Circular to reflect that its business plan is to acquire at least one of those identified companies.

2. We note your response to comment 1 and disclosure on pages 3 and 21 indicating that you plan to file supplements when you enter into letters of intent. Please advise us of the circumstances under which you intend to file post-qualification amendments after closing acquisitions.

As discussed above, the company intends to make its acquisitions from the companies now identified in the Offering Circular. When the currently described status with respect to these identified acquisitions changes (for example, when an LOI is executed or an acquisition agreement executed), it will file a supplement to the Offering Circular, and in the event of the occurrence of any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the company’s offering statement, it will file a post-qualification amendment to the offering statement.

3. [Oral comment] Please revise the “Investment Act Considerations” section and where appropriate address the possibility of being a "special situation investment vehicle".

The company has considered the issues involved in being a “special situation investment vehicle” and has revised the disclosure on page 27.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Seismic Capital Company. If you have additional comments or questions, please feel free to contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Jorge Bonilla, Securities and Exchange Commission
Wilson Lee, Securities and Exchange Commission
Steven Weinstein, CEO, Seismic Capital Company

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